Exhibit 99.5

Extraordinary General Meeting of Kingsoft Cloud Holdings Limited Date: February 8, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Extraordinary General Meeting of Kingsoft Cloud Holdings Limited to be held on February 8, 2024 For Holders as of January 9, 2024 All votes must be received by 12:00 p.m., Eastern Standard Time, on January 31, 2024. Copyright © 2024 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR KINGSOFT CLOUD HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Agenda 1. THAT the terms of Secured Loan Facility under the Loan Facility Framework Agreement entered into by the Company and Kingsoft Corporation on December 4, 2023, and the proposed Annual Caps be and hereby approved and confirmed. 2. THAT any one executive director of the Company be and is hereby authorized to (i) determine the relevant commercial terms arising from the Loan Facility Framework Agreement in respect of Secured Loan Facility, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the Secured Loan Facility on behalf the Company, (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the Loan Facility Framework Agreement in respect of the Secured Loan Facility and completing relevant transactions. Directors Recommend For Against Abstained

Kingsoft Cloud Holdings Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m., Eastern Standard Time, on January 31, 2024) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingsoft Cloud Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business January 9, 2024 at the Extraordinary General Meeting of the Shareholders of Kingsoft Cloud Holdings Limited to be held on February 8, 2024 in Beijing, People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. PROXY TABULATOR FOR KINGSOFT CLOUD HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903